

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Richard Lark
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

   Re: Gol Intelligent Airlines Inc.
     Registration Statement on Form F-3
     Filed April 30, 2018
     File No. 333-224546

Dear Mr. Lark:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note your disclosure on page 13 related to the mandatory arbitration provision applicable to your shareholders, including holders of ADSs. Discuss the impact of these provisions on U.S. holders of your shares or ADSs under the federal securities laws. Additionally state whether the provision will be deemed to waive your compliance with the federal securities laws. Confirm whether your intended use of arbitration is a requirement of your stock exchange listing and add a related risk factor as appropriate.

2.   We note that there are outstanding comments on your most recent Form 20-F. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Tobias Stirnberg